Filed pursuant to
                                                     Rule 424(b)(2)
                                                     with respect to
                                                     Reg. No. 33-53485


PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED MAY 10, 1995)

                               $550,000,000

                               [VIACOM LOGO]


                    $350,000,000 6.75% SENIOR NOTES DUE 2003
                 $200,000,000 7.625% SENIOR DEBENTURES DUE 2016
                EACH UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF
                           PRINCIPAL AND INTEREST BY
                           VIACOM INTERNATIONAL INC.
                   (A WHOLLY OWNED SUBSIDIARY OF VIACOM INC.)
                              -------------------

    The 6.75% Senior Notes due 2003 (the "Senior Notes") and the 7.625% Senior Debentures due 2016 (the "Senior Debentures" and together with the Senior Notes the "Senior Securities") are being offered by Viacom Inc. ("Viacom"). Interest on the Senior Securities is payable semiannually on January 15 and July 15 of each year, commencing July 15, 1996. The Senior Notes will mature on January 15, 2003 and the Senior Debentures will mature on January 15, 2016. Neither series of the Senior Securities is subject to redemption prior to maturity nor provides for any sinking fund.

    Each series of the Senior Securities will be unconditionally guaranteed (the "Senior Guarantees") on a senior basis, as to the payment of principal and interest, by Viacom International Inc. ("Viacom International"). See "Description of Senior Debt Securities--Guarantees." Each series of the Senior Securities will rank pari passu with all other unsecured unsubordinated obligations of Viacom and the Senior Guarantees will rank pari passu with all other unsecured unsubordinated obligations of Viacom International. See "Description of Senior Debt Securities."

    The Senior Notes and the Senior Debentures have been approved for listing on the American Stock Exchange, Inc., under the symbols "VIA.H" and "VIA.I", respectively, subject to official notice of issuance.

    Each series of the Senior Securities will be represented by one or more Registered Global Securities registered in the name of The Depository Trust Company (the "Depository") or its nominee. Beneficial interests in the Registered Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, Registered Global Securities in definitive form will not be issued. Each series of the Senior Securities will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Senior Securities will therefore settle in immediately available funds. All payments of principal and interest will be made by Viacom in immediately available funds. See "Description of Senior Securities--Same-Day Settlement and Payment."
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                              INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO
                                             OFFERING PRICE(1)      DISCOUNT(2)        VIACOM(1)(3)
                                            ------------------- ------------------- -------------------
Per Senior Note.............................       99.903%             .625%              99.278%
Per Senior Debenture........................       99.290%             .875%              98.415%
Total.......................................    $548,240,500        $3,937,500         $544,303,000

(1) Plus accrued interest, if any, from December 15, 1995.
(2) Viacom has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by Viacom estimated at $150,000.
                              -------------------

    The Senior Securities are offered by the underwriters, subject to prior sale, when, as and if delivered to and accepted by the underwriters and subject to the approval of certain legal matters by counsel and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that delivery of the Senior Securities will be made against payment therefor on or about December 15, 1995, through the facilities of the Depository in New York, New York.
                              -------------------
GOLDMAN, SACHS & CO.                       BEAR, STEARNS & CO. INC.
LEHMAN BROTHERS                             SMITH BARNEY INC.

          The date of this Prospectus Supplement is December 12, 1995.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, INC. OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    Viacom (together with its subsidiaries and divisions, unless the context otherwise requires, the "Company") is a diversified entertainment and publishing company with operations in five segments: (i) Networks and Broadcasting, (ii) Entertainment, (iii) Video and Music/Theme Parks, (iv) Publishing, and (v) Cable Television. Through the Networks and Broadcasting segment, the Company operates
MTV: MUSIC TELEVISION(R), SHOWTIME(R), NICKELODEON(R)/NICK AT NITE(R) and VH1 MUSIC FIRSTTM, among other program services, and 12 broadcast television and 12 radio stations. Through the Entertainment segment, which includes PARAMOUNT PICTURESTM and the Company's approximately 77%-owned subsidiary, Spelling Entertainment Group Inc. ("Spelling"), the Company produces and distributes theatrical motion pictures and television programming. Through the Video and Music/Theme Parks segment, which includes the BLOCKBUSTER(R) family of businesses and PARAMOUNT PARKSTM, the Company is the leading worldwide owner, operator and franchisor of videocassette rental and sales stores and a leading owner and operator of music stores in the U.S. In addition, PARAMOUNT PARKSTM owns and operates six theme parks located in the U.S. and Canada. Through the Publishing segment, which includes SIMON & SCHUSTER(R), MACMILLAN PUBLISHING USATM and PRENTICE HALL(R), the Company publishes and distributes educational, consumer, business, technical and professional books, and audio-video software products. Through the Cable Television segment, the Company operates cable television systems serving approximately 1.2 million customers. See "Recent Developments." The Company's principal offices are located at 1515 Broadway, New York, New York 10036 and its telephone number is (212) 258-6000.

                                USE OF PROCEEDS

    The net proceeds of approximately $544,153,000 from the sale of the Senior Securities offered hereby will be used to repay indebtedness under the Bank Loan Agreements (as defined below). These agreements consist of the $6.489 billion Credit Agreement dated as of July 1, 1994, as amended, among Viacom and the financial institutions party thereto, which indebtedness is guaranteed by Viacom International, the $1.8 billion Credit Agreement dated as of September 29, 1994, as amended, among Viacom and the financial institutions party thereto, which indebtedness is guaranteed by Viacom International, and the $311 million Credit Agreement dated as of July 1, 1994, as amended, among Viacom International, certain subsidiary borrowers and the financial institutions party thereto, which indebtedness is guaranteed by Viacom (collectively, the "Bank Loan Agreements"). The indebtedness owed pursuant to the Bank Loan Agreements was primarily incurred in connection with the acquisitions of Paramount Communications Inc. ("Paramount") and Blockbuster Entertainment Corporation ("Blockbuster"), matures at various times from December 31, 1996 to July 1, 2002 and currently has a weighted average interest rate of 6.8%.

                              RECENT DEVELOPMENTS

    On August 10, 1995, Viacom announced its intention to sell Spelling (the "Spelling Transaction"). Viacom also announced its intention to acquire Spelling's interest in Virgin Interactive Entertainment Limited ("Virgin"). An independent committee of Spelling's Board of Directors has been formed to negotiate the terms of the Virgin transaction. Viacom acquired Spelling and Virgin as a part of the acquisition of Blockbuster.

    During July 1995, Viacom entered into an agreement to split-off its cable systems to its shareholders through a dutch-auction exchange offer (the "Cable Transaction"). The exchange offer will provide shareholders an opportunity to exchange shares of Viacom Class A or Class B Common Stock for shares of cumulative, redeemable exchangeable preferred stock of a subsidiary of Viacom that holds its cable systems. Prior to the consummation of the exchange offer, such subsidiary will enter into a $1.7 billion credit agreement, the proceeds of which (the "Loan Proceeds") will be transferred to another subsidiary of Viacom. Viacom also entered into a definitive agreement with Tele-Communications, Inc. ("TCI") under which a subsidiary of TCI, through a capital contribution of $350 million in cash, will purchase all of the common shares of such subsidiary immediately following the split-off. National Amusements, Inc., which owns approximately 25% of Viacom Class A and Class B Common Stock on a combined basis, will not participate in the exchange offer. The exchange offer and related transactions are subject to several conditions, including regulatory approvals, receipt of a tax ruling and consummation of the exchange offer. Viacom expects, if the conditions are met, the transactions will close in the first quarter of 1996. On November 21, 1995, the Company filed a registration statement on Form S-4 (Registration No. 33-64467) with the Securities and Exchange Commission relating to the exchange offer. Viacom will use the Loan Proceeds to reduce indebtedness under the Bank Loan Agreements.

    On December 4, 1995, certain provisions of the Bank Loan Agreements were amended which, among other things, (i) increased Viacom's financial flexibility by eliminating required prepayments prior to December 31, 1996 except for prepayments of certain amounts received by Viacom in connection with completion of the Cable Transaction and the Spelling Transaction, and (ii) permit completion of the Cable Transaction.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company on an historical basis and as adjusted to give effect to the issuance and sale of the Senior Securities. See "Use of Proceeds" (in millions, except per share amounts).

                                                                    AT SEPTEMBER 30, 1995
                                                                    ----------------------
                                                                     ACTUAL      ADJUSTED
                                                                    ---------    ---------
Long-term Debt:
  Notes payable to banks.........................................   $ 7,012.2    $ 6,468.0
  6.625% Senior Notes due 1998...................................       150.0        150.0
  5.875% Senior Notes due 2000...................................       149.5        149.5
  7.5% Senior Notes due 2002.....................................       247.3        247.3
  7.75% Senior Notes due 2005, net of unamortized discount of
    $9.3.........................................................       990.7        990.7
  6.75% Senior Notes due 2003 offered hereby, net of unamortized
    discount of $.3..............................................      --            349.7
  7.625% Senior Debentures due 2016 offered hereby, net of
    unamortized discount of $1.4.................................      --            198.6
  8.25% Senior Debentures due 2022...............................       247.1        247.1
  7.5% Senior Debentures due 2023................................       149.5        149.5
  9.125% Senior Subordinated Notes due 1999......................       150.0        150.0
  8.75% Senior Subordinated Reset Notes due 2001.................       100.0        100.0
  10.25% Senior Subordinated Notes due 2001......................       200.0        200.0
  7.0% Senior Subordinated Debentures due 2003, net of
    unamortized discount of $45.6................................       185.9        185.9
  8.0% Merger Debentures due 2006, net of unamortized discount of
    $123.2.......................................................       946.6        946.6
  Other Notes....................................................        58.9         58.9
  Obligations under capital leases...............................       351.4        351.4
                                                                    ---------    ---------
        Total long-term debt.....................................    10,939.1     10,943.2
            Less current portion.................................       (46.9)       (46.9)
                                                                    ---------    ---------
        Total long-term debt, net of current portion.............    10,892.2     10,896.3

Shareholders' Equity:
  Preferred Stock, par value $.01 per share; 200.0 shares
    authorized; 24.0 shares issued and outstanding...............     1,200.0      1,200.0
  Class A Common Stock, par value $.01 per share; 200.0 shares
    authorized, 74.9 shares issued and outstanding...............         0.8          0.8
  Class B Common Stock, par value $.01 per share; 1,000.0 shares
    authorized; 293.4 shares issued and outstanding..............         2.9          2.9
  Additional paid-in capital.....................................    10,647.5     10,647.5
  Retained earnings..............................................       183.6        183.6
  Cumulative translation adjustments.............................        (1.1)        (1.1)
                                                                    ---------    ---------
        Total shareholders' equity...............................    12,033.7     12,033.7
                                                                    ---------    ---------
        Total capitalization.....................................   $22,925.9    $22,930.0
                                                                    ---------    ---------
                                                                    ---------    ---------

                            SELECTED FINANCIAL DATA

    The following selected financial data reflect the operations and financial position of the Company for the periods indicated. Such financial data should be read in conjunction with the detailed information and consolidated financial statements, including notes thereto, included in the documents incorporated by reference into the Prospectus accompanying this Prospectus Supplement. Unaudited interim data as at and for the nine-month periods ending September 30, 1995 and 1994 reflect, in the opinion of management of the Company, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of such data. Results of operations for the nine months ended September 30, 1995 are not necessarily indicative of results which may be expected for any other interim or annual period (in millions, except per share amounts).

                                                NINE MONTHS
                                            ENDED SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                                           ---------------------   -------------------------------
                                             1995       1994(A)     1994(A)      1993       1992
                                           ---------   ---------   ---------   --------   --------
Revenues.................................  $ 8,623.2   $ 4,585.8   $ 7,363.2   $2,004.9   $1,864.7

Earnings from continuing operations
  before depreciation and amortization...    1,821.4       579.7     1,074.0      538.1      492.7

Depreciation and amortization............      608.5       277.8       465.7      153.1      144.8

Earnings from continuing operations......    1,212.9       301.9       608.3      385.0      347.9

Net earnings.............................      218.0       139.8        89.6      171.0       49.0

Net earnings attributable to common
  stock..................................      173.0        79.8        14.6      158.2       49.0

Primary and fully diluted earnings per
  common share:

  Net earnings from continuing
    operations...........................  $     .44   $     .64   $     .25   $   1.30   $    .55

  Net earnings...........................        .46         .49         .07       1.31        .41

At Period End:

  Total assets...........................  $29,311.3   $27,955.6   $28,273.7   $6,416.9   $4,317.1

  Long-term debt, net of current
    portion..............................   10,892.2    10,199.9    10,402.4    2,440.0    2,397.0

  Shareholders' equity...................   12,033.7    12,014.5    11,791.6    2,718.1      756.5

------------

(a) The results of operations of Paramount and Blockbuster are included as of March 1, 1994 and October 1, 1994, respectively.

                             SELECTED SEGMENT DATA

    The following tables set forth revenues; earnings (loss) from continuing operations before interest, taxes, depreciation and amortization ("EBITDA"); and earnings (loss) from continuing operations, by business segment, with the nine months ended September 30, 1994 presented on a pro forma basis and on an historical basis. The pro forma information is provided in addition to historical information solely to assist in the comparison of results of operations for the nine months ended September 30, 1995 to the nine months ended September 30, 1994 and is not necessarily indicative of the combined results of operations of Viacom, Paramount and Blockbuster that would have occurred if the completion of the acquisitions of Paramount and Blockbuster (the "Mergers") and related transactions had occurred on January 1, 1994. The prior period historical segment presentation has been reclassified to conform to the current presentation.

    Also included is a comparison of actual EBITDA for the nine months ended September 30, 1995 to pro forma EBITDA for the nine months ended September 30, 1994, which does not reflect the effect of significant amounts of amortization of goodwill related to the Mergers, and other business combinations accounted for under the purchase method of accounting. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for or superior to, earnings from continuing operations, net earnings, cash flow and other measures of financial performance.

                                                                 NINE MONTHS ENDED SEPTEMBER 30,
                                                               -----------------------------------
                                                                            1994(A)      1994(B)
                                                                 1995      PRO FORMA    HISTORICAL
                                                               --------    ---------    ----------
                                                                    (IN MILLIONS OF DOLLARS)
Revenues:
Networks and Broadcasting...................................   $1,536.3    $1,345.0      $ 1,314.1
Entertainment...............................................    2,743.7     2,024.4        1,370.9
Video and Music/Theme Parks.................................    2,447.4     2,161.1          323.7
Publishing..................................................    1,600.8     1,541.1        1,300.0
Cable Television............................................      330.0       304.6          304.6
Intercompany................................................      (35.0)      (32.0 )        (27.5)
                                                               --------    ---------    ----------
      Total.................................................   $8,623.2    $7,344.2      $ 4,585.8
                                                               --------    ---------    ----------
                                                               --------    ---------    ----------
EBITDA:
Networks and Broadcasting...................................   $  484.4    $  390.0      $   294.3
Entertainment...............................................      409.4       200.5          (59.0)
Video and Music/Theme Parks.................................      638.6       471.3           72.7
Publishing..................................................      258.1       212.1          254.1
Cable Television............................................      135.0       117.5          117.5
Corporate...................................................     (104.1)      (92.3 )        (99.9)
                                                               --------    ---------    ----------
      Total.................................................   $1,821.4    $1,299.1      $   579.7
                                                               --------    ---------    ----------
                                                               --------    ---------    ----------
Earnings (loss) from continuing operations:
Networks and Broadcasting...................................   $  402.2    $  316.3      $   226.4
Entertainment...............................................      306.6       107.7         (110.6)
Video and Music/Theme Parks.................................      394.7       228.0           39.2
Publishing..................................................      144.6       118.7          191.3
Cable Television............................................       73.9        59.8           59.8
Corporate...................................................     (109.1)      (96.9 )       (104.2)
                                                               --------    ---------    ----------
      Total.................................................   $1,212.9    $  733.6      $   301.9
                                                               --------    ---------    ----------
                                                               --------    ---------    ----------

------------

(a) Gives effect to the Mergers and related transactions as if they had occurred on January 1, 1994.

(b) The results of operations of Paramount are included as of March 1, 1994 and the results of operations of Blockbuster are excluded.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the nine months ended September 30, 1995 and for each year in the five-year period ended December 31, 1994. For purposes of computing the following ratios, earnings represent earnings from continuing operations before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and such portion of rental expense which is deemed to be representative of the interest factor. The ratios set forth below should be read in conjunction with the financial statements incorporated by reference into the Prospectus accompanying this Prospectus Supplement.

                                                       NINE MONTHS           YEAR ENDED DECEMBER 31,
                                                          ENDED          --------------------------------
                                                    SEPTEMBER 30, 1995   1994   1993   1992   1991   1990
                                                    ------------------   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges................         1.8x          1.7x   2.8x   1.8x   1.0x   (a)

------------

(a) Earnings of the Company were insufficient to cover fixed charges for the year ended December 31, 1990; the additional amount of earnings required to cover fixed charges would have been $66.1 million.

                        DESCRIPTION OF SENIOR SECURITIES

    The following description of the particular terms of the Senior Securities offered hereby (referred to in the accompanying Prospectus as the "Senior Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Senior Debt Securities set forth under the headings "Description of Debt Securities" and "Description of Senior Debt Securities" in the accompanying Prospectus, to which description reference is made. Whenever particular defined terms of the Senior Indenture (as defined below) are referred to, such defined terms are incorporated herein by reference.

GENERAL

    Each series of the Senior Securities will be issued under an Indenture dated as of May 15, 1995 among Viacom, Viacom International, as guarantor, and State Street Bank and Trust Company, as successor to The First National Bank of Boston, trustee, as supplemented by the First Supplemental Indenture thereto, dated as of May 24, 1995, and as further supplemented and amended by the Second Supplemental Indenture and Amendment No. 1 thereto, to be dated as of December 15, 1995 (as so supplemented and amended, the "Senior Indenture").

    The Senior Notes will be limited to $350,000,000 aggregate principal amount and the Senior Debentures will be limited to $200,000,000 aggregate principal amount. Each series of the Senior Securities will be unsecured obligations of Viacom and will mature on January 15, 2003, in the case of the Senior Notes, and January 15, 2016, in the case of the Senior Debentures. Each series of the Senior Securities will rank pari passu with all other unsecured unsubordinated obligations of Viacom.

    Each series of the Senior Securities will be unconditionally guaranteed on a senior basis as to the payment of principal and interest by Viacom International. Each series of the Senior Guarantees will rank pari passu with all other unsecured unsubordinated obligations of Viacom International.

    Each series of the Senior Securities will accrue interest from the most recent date to which interest has been paid or, if no interest has been paid, from December 15, 1995 at the rates per annum set forth on the cover page of this Prospectus Supplement, payable on January 15 and July 15 of each year, commencing July 15, 1996, to the person in whose name the Senior Security was registered at the close of business on the preceding January 1 and July 1, respectively. Neither series of the Senior Securities is subject to redemption prior to maturity nor provides for any sinking fund.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

    Under the Senior Indenture, neither Viacom nor Viacom International may consolidate or merge with or into another corporation, or sell or convey all or substantially all of their respective property and assets to another Person unless: (i) immediately after such consolidation, merger, sale or conveyance no Event of Default or event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; (ii) the Person (if other than Viacom or Viacom International, as the case may be) is a corporation organized under the laws of the United States or any state thereof;
(iii) the Person (if other than Viacom or Viacom International, as the case may be) through a supplemental indenture assumes payment of the principal of and interest on, the Outstanding Senior Securities and the performance and observance of all the covenants and conditions of the Senior Indenture with respect to Viacom or Viacom International, as the case may be; (iv) Viacom or Viacom International, as the case may be, shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale or conveyance and such supplemental indenture comply with the applicable provisions of the Senior Indenture and that all conditions precedent therein provided for relating to such consolidation, merger, sale or conveyance have been complied with. Viacom and/or Viacom International may consolidate or merge with or into, or sell or convey all or substantially all of their respective property and assets to, each other or any Subsidiary of either of them. For purposes of this paragraph, "sell or convey all or substantially all of their respective property and assets" shall mean property and assets contributing in the aggregate at least 80% of Viacom's or Viacom International's, as the case may be, total consolidated revenues which, in the case of Viacom, shall be as reported in Viacom's last available periodic financial report (quarterly or annual, as the case may be) filed with the Commission. (Section 801)

    Under the Senior Indenture, upon any consolidation by Viacom or Viacom International with or merger by Viacom or Viacom International into any other corporation or any sale or conveyance of all or substantially all of the property and assets of Viacom or Viacom International to any Person in accordance with the immediately preceding paragraph, the successor Person formed by such consolidation or into which Viacom or Viacom International is merged or to which such sale or conveyance is made shall succeed to, and be substituted for, and may exercise every right and power of, Viacom or Viacom International, as the case may be, under the Senior Indenture with the same effect as if such successor Person had been named as Viacom or Viacom International, as the case may be, therein, and in the event of any such sale or conveyance, Viacom or Viacom International, as the case may be (which terms shall for this purpose mean the Person named as the "Company" or the "Guarantor" in the first paragraph of the Senior Indenture or any successor Person which shall theretofore become such in the manner described in the immediately preceding paragraph), shall be discharged of all obligations and covenants under the Senior Indenture and the Senior Securities and any coupons appertaining thereto or the Senior Guarantees, as the case may be, and may be dissolved or liquidated. (Section 802)

LIMITATIONS ON LIENS

    The Senior Indenture provides that Viacom will not create, assume or suffer to exist any Lien on any of its property or assets, without securing the Senior Securities equally and ratably with (or prior to) such secured Indebtedness; provided however, that the foregoing shall apply only to Liens which in the aggregate exceed 15% of Viacom's total consolidated assets as of the end of Viacom's most recent accounting period preceding the creation or assumption of any such Lien (reduced by any Attributable Debt with respect to any Sale and Leaseback Transaction permitted under clause (c) of, but not otherwise permitted under, the "Limitations on Sale and Leaseback Transactions" covenant described below). This restriction will not apply to Capitalized Leases or to Indebtedness secured by (a) Liens existing on the date of issuance of the Senior Securities and Liens on property of, or Indebtedness of, any Person at the time such Person becomes a Subsidiary (whether by acquisition or otherwise, including through merger or consolidation), (b) Liens in favor of Viacom or a Subsidiary of Viacom, (c) Liens existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and purchase money Liens, and (d) any extension, renewal or refunding of any Lien referred to in the foregoing clauses (a) through (c), inclusive. (Section 1010)

LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS

    Under the Senior Indenture, Viacom will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless (a) such Sale and Leaseback Transaction involves a lease for a term of not more than three years; (b) such Sale and Leaseback Transaction is between Viacom and a Subsidiary of Viacom or between Subsidiaries of Viacom; (c) Viacom or such Restricted Subsidiary would be entitled to incur indebtedness secured by a Lien on such Principal Property involved in such Sale and Leaseback Transaction at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the first sentence of the "Limitations on Liens" covenant described above without equally and ratably securing the Senior Securities pursuant to such covenant; (d) the proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of Viacom) and Viacom applies an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback Transaction within 180 days of such sale to either (or a combination) of (i) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of Viacom or a Subsidiary of Viacom that matures more than 12 months after its creation (other than debt that is subordinated to the Senior Securities or debt to Viacom or a Subsidiary of Viacom) or (ii) the purchase, construction or development of other comparable property; or (e) such Sale and Leaseback Transaction is entered into within 180 days after the initial acquisition by Viacom or such Restricted Subsidiary, as the case may be, of the Principal Property subject to such Sale and Leaseback Transaction. (Section
1011)

BOOK ENTRY, DELIVERY AND FORM

    Each series of the Senior Securities will be issued in the form of one or more fully Registered Global Securities which will be deposited with, or on behalf of, the Depository and registered in the name of Cede & Co., the Depository's nominee. Except as set forth in "Description of Debt
Securities--Registered Global Securities", the Registered Global Securities may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

    The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for each series of the Senior Securities will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by Viacom in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Senior Securities will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Securities will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Securities.

DEFAULTS AND REMEDIES

    The following are Events of Default with respect to each series of the Senior Securities under the Senior Indenture: (1) default in the payment of any interest on any Senior Security of such series when such interest becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of any Senior Security of such series when due and payable, at its Maturity, upon acceleration, redemption or otherwise; (3) default in the performance, or breach, of any covenant or warranty of Viacom in the Senior Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Senior Indenture specifically dealt with or which has expressly been included in the Senior Indenture solely for the benefit of a series of Senior Debt Securities other than the Senior Securities) and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to Viacom by the Trustee or to Viacom and the Trustee by the holders of at least 25% in principal amount of the Outstanding Senior Securities of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Senior Indenture; (4) one or more defaults shall have occurred under any agreements, indentures or instruments under which Viacom then has outstanding Indebtedness in excess of $100 million in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated and remains unpaid; (5) the entry by a court having jurisdiction in the premises of a money judgment in an amount in excess of $100 million against Viacom which has become final and not subject to appeal, and the continuance of any such judgment unstayed, in effect and unpaid for a period of 60 days; and (6) certain events of bankruptcy, insolvency or reorganization of Viacom or Viacom International. (Section 501)

    If an Event of Default with respect to either series of the Senior Securities (other than as specified in (6) above) shall occur and be continuing under the Senior Indenture, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Senior Securities of such series may declare immediately due and payable the "Default Amount", which is defined as the unpaid principal of (and premium, if any) and any accrued interest in respect of each Outstanding Senior Security of such series; provided however that no action on the part of such Trustee or any Holder of such Senior Securities is required for such declaration if an Event of Default specified in
(6) above shall occur and be continuing; and provided further that, after such declaration, but before a judgment or decree based on such declaration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Senior Securities of such series may, under certain circumstances, rescind or annul such declaration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) The Holders of not less than a majority in principal amount of either series of the Outstanding Senior Securities also have the right to waive certain past defaults under the Senior Indenture on behalf of the Holders of all the Senior Securities of such series. (Section 513)

    No Holder of any Senior Security of any series issued under the Senior Indenture has any right to institute any proceeding with respect to such Senior Indenture, or for any remedy thereunder, or for the appointment of a receiver or trustee, unless (i) such Holder has previously given to the Trustee with respect to such Senior Indenture written notice of a continuing Event of Default under such Senior Indenture with respect to such series, (ii) the Holders of not less than 25% in principal amount of the Outstanding Senior Securities of such series have made written request, and offered an indemnity reasonably satisfactory, to such Trustee to institute such proceeding as Trustee under the Senior Indenture and (iii) the Trustee has not received from the Holders of a majority in principal amount of the Outstanding Senior Securities of such series a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 60 days after receipt of such notice. (Section 507) Such limitations do not apply, however, to a suit instituted by a Holder of a Senior Security for the enforcement of payment of the principal of or interest on such Senior Security on or after the respective due dates expressed in such Senior Security. (Section 508)

APPLICATION OF DEFEASANCE PROVISION

    Each series of the Senior Securities and Senior Guarantees are subject to defeasance and covenant defeasance as described under the heading "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus.

    To elect defeasance, or covenant defeasance, Viacom is required to deliver to the Trustee an Opinion of Counsel to the effect that the deposit of money and/or U.S. Government Obligations in the trust created when Viacom elects defeasance or covenant defeasance will not cause the Holders of the relevant series of Senior Securities to recognize income, gain or loss for federal income tax purposes.

CERTAIN DEFINITIONS

    "Attributable Debt" means, with regard to a Sale and Leaseback Transaction with respect to any Principal Property, the lesser of: (a) the fair market value of such property (as determined in good faith by the Board of Directors of Viacom); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended and excluding any unexercised renewal or other extension options exercisable by the lessee, and excluding amounts on account of maintenance and repairs, services, taxes and similar charges and contingent rents), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the Senior Securities of the applicable series then Outstanding) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

    "Principal Property" means, any parcel of real property and related fixtures or improvements (other than telecommunications equipment, including, without limitation, satellite transponders) owned by Viacom or any Restricted Subsidiary and located in the United States, the aggregate book value of which on the date of determination exceeds $500 million, other than any such real property and related fixtures or improvements which, as determined in good faith by the Board of Directors of Viacom, is not of material importance to the total business conducted by Viacom and its Subsidiaries, taken as a whole. As of the date hereof, neither Viacom nor any Subsidiary of Viacom owns any Principal Property.

    "Sale and Leaseback Transaction" means, any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person; provided however, that "Sale and Leaseback Transaction" shall not include such arrangements that were existing on the date of issuance of the Senior Securities or at the time any Person owning a Principal Property becomes a Restricted Subsidiary (whether by acquisition or otherwise, including through merger or consolidation).

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters") have agreed, severally, to purchase from Viacom, and Viacom has agreed to sell to them, severally, the entire principal amount of the Senior Securities offered hereby. The respective principal amount of the Senior Securities that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                   PRINCIPAL
                                                                   AMOUNT OF
    UNDERWRITER                                                  SENIOR NOTES
------------------------------------------------------------   -----------------
Goldman, Sachs & Co.........................................     $ 105,000,000
Bear, Stearns & Co. Inc.....................................       105,000,000
Lehman Brothers Inc.........................................        70,000,000
Smith Barney Inc............................................        70,000,000
                                                               -----------------
      Total.................................................     $ 350,000,000
                                                               -----------------
                                                               -----------------

                                                                   PRINCIPAL
                                                                   AMOUNT OF
    UNDERWRITER                                                SENIOR DEBENTURES
------------------------------------------------------------   -----------------
Goldman, Sachs & Co.........................................     $  60,000,000
Bear, Stearns & Co. Inc.....................................        60,000,000
Lehman Brothers Inc.........................................        40,000,000
Smith Barney Inc............................................        40,000,000
                                                               -----------------
      Total.................................................     $ 200,000,000
                                                               -----------------
                                                               -----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Senior Securities, if any are taken.

    The Underwriters propose to offer the Senior Securities in part directly to purchasers at the initial public offering prices set forth on the cover of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession of .375% and .5% of the principal amount of the Senior Notes and the Senior Debentures, respectively. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .25% of the principal amount of the Senior Notes or the Senior Debentures, as the case may be, to certain brokers and dealers. After the Senior Securities are released for sale to the public, the respective offering prices and other selling terms may from time to time be varied by the Underwriters.

    Each series of the Senior Securities is a new issue of securities with no established trading market. The Senior Notes and the Senior Debentures have been approved for listing on the American Stock Exchange, Inc., under the symbols "VIA.H" and "VIA.I", respectively, subject to official notice of issuance. Viacom has been advised by the Underwriters that they intend to make markets in the Senior Securities, but are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given, however, as to whether trading markets in the Senior Securities will develop or as to liquidity of any trading markets for the Senior Securities.

    From time to time in the course of their business, the Underwriters have engaged and may in the future engage in investment banking transactions with Viacom and its affiliates.

    Viacom has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Senior Securities and the related Senior Guarantees will be passed upon for Viacom and Viacom International by Shearman & Sterling, New York, New York, and for the Underwriters by Hughes Hubbard & Reed, New York, New York. Hughes Hubbard & Reed has from time to time performed legal services for Viacom and Viacom International.

PROSPECTUS
                                 $3,000,000,000
                              -------------------
                                  VIACOM INC.
                             SENIOR DEBT SECURITIES
                      SENIOR SUBORDINATED DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                PREFERRED STOCK
                            CONTINGENT VALUE RIGHTS
             UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL,
        PREMIUM, IF ANY, AND INTEREST ON DEBT SECURITIES, TO THE EXTENT
             SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT, BY
                           VIACOM INTERNATIONAL INC.
                   (A WHOLLY OWNED SUBSIDIARY OF VIACOM INC.)
                              -------------------

    Viacom Inc. ("Viacom") may offer from time to time (i) its senior unsecured debt securities (the "Senior Debt Securities"); (ii) its senior subordinated unsecured debt securities (the "Senior Subordinated Debt Securities"); (iii) its subordinated unsecured debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities and Senior Subordinated Debt Securities, the "Debt Securities"); (iv) shares of its preferred stock (the "Preferred Stock"); and (v) its contingent value rights ("CVRs"), representing the right to receive (under certain circumstances) cash or securities of Viacom depending on market prices of Viacom's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), during certain specified periods; in one or more series, or any combination of the foregoing. The aggregate gross proceeds from the offer, sale and distribution of Debt Securities, Preferred Stock and CVRs hereunder will not exceed $3.0 billion.

    The Senior Subordinated Debt Securities will be subordinated in right of payment to all existing and future Senior Obligations of Viacom, and the Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior and Senior Subordinated Obligations of Viacom. See "Description of Senior Subordinated Debt Securities--Subordination", "Description of Subordinated Debt Securities-- Subordination" and "Description of Debt Securities--Certain Definitions" for the definition of "Senior Obligations" and "Senior and Senior Subordinated Obligations". The Senior Debt Securities, the Senior Subordinated Debt Securities and the Subordinated Debt Securities will be unconditionally guaranteed (the "Guarantees") as to the payment of principal, premium, if any, and interest, to the extent set forth in the applicable Prospectus Supplement (as defined below), by Viacom International Inc. ("Viacom International") on a senior basis, a senior subordinated basis and a subordinated basis, respectively.

    Specific terms of the securities in respect of which this Prospectus is being delivered ("Offered Securities") will be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"), together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. Debt Securities may be issued as Original Issue Discount Debt Securities (as defined in "Description of Debt Securities--General") to be sold at a substantial discount below their principal amount and, if issued, certain terms thereof will be set forth in the Prospectus Supplement related thereto.
                              -------------------

    FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "CERTAIN CONSIDERATIONS".
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

    Viacom may sell the Offered Securities to or through underwriters and may also sell the Offered Securities directly to one or more other purchasers or through dealers or agents. Viacom may also distribute the Offered Securities directly to certain of its security holders in satisfaction of its obligations in respect of the outstanding securities held by such security holders. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of the Offered Securities and any applicable commission or discount arrangements with them will be set forth in an accompanying Prospectus Supplement.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                              -------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 10, 1995.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VIACOM OR VIACOM INTERNATIONAL, OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES HEREBY OR THEREBY OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VIACOM OR VIACOM INTERNATIONAL SINCE SUCH DATE OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN OR THEREIN BY REFERENCE, THE DATE OF FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

                             AVAILABLE INFORMATION

    Viacom is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Viacom with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by Viacom can be inspected at the offices of the American Stock Exchange, Inc. (the "AMEX"), 86 Trinity Place, New York, New York 10006. As of March 1, 1995, Viacom International is no longer required to file reports, proxy statements or other information with the Commission pursuant to the requirements of the Exchange Act. Instead, information with respect to Viacom International is provided, to the extent required, in filings made by Viacom.

    This Prospectus constitutes part of a registration statement (the "Registration Statement") filed by Viacom and Viacom International with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. For further information with respect to Viacom and Viacom International and the Offered Securities, reference is hereby made to the Registration Statement and to the exhibits thereto. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission, copies of which may be obtained as provided in the preceding paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by Viacom (File No. 1-9553) and Viacom International (File No. 1-9554) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

    1. Viacom's Annual Report on Form 10-K for the year ended December 31, 1994;

    2. Viacom's Current Reports on Form 8-K filed January 24, 1995, March 15, 1995, April 14, 1995 and May 8, 1995;

    3. Item 8 of Viacom International's Annual Report on Form 10-K for the year ended December 31, 1993, as amended by Form 10-K/A Amendment No. 1 dated May 2, 1994; and

    4. Viacom International's Current Report on Form 8-K filed January 4, 1995.

    All documents and reports filed by Viacom (or, to the extent applicable, Viacom International), if any, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the dates of filing of such documents or reports. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any accompanying Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request to Viacom Inc., 1515 Broadway, New York, New York 10036, Attention: John H. Burke (telephone number (212) 258-6000).

                                  THE COMPANY

    Viacom Inc. (together with its subsidiaries and divisions, unless the context otherwise requires, the "Company") is a diversified entertainment and publishing company with operations in five segments: (i) Networks and Broadcasting, (ii) Entertainment, (iii) Video and Music/Theme Parks, (iv) Publishing, and (v) Cable Television. Through the Networks and Broadcasting segment, the Company operates MTV: MUSIC TELEVISION(R), SHOWTIME(R), NICKELODEON(R)/NICK AT NITE(R) and VH1 MUSIC FIRSTTM, among other program services, and 12 broadcast television and 12 radio stations. Through the Entertainment segment, which includes PARAMOUNT PICTURESTM and the Company's approximately 77%-owned subsidiary Spelling Entertainment Group Inc., the Company produces and distributes theatrical motion pictures and television programming. Through the Video and Music/Theme Parks segment, which includes the BLOCKBUSTER(R) family of businesses and PARAMOUNT PARKSTM, the Company is the leading worldwide owner, operator and franchisor of videocassette rental and sales stores and a leading owner and operator of music stores in the U.S. In addition, PARAMOUNT PARKSTM owns and operates five theme parks located in the U.S. and Canada. Through the Publishing segment, which includes SIMON & SCHUSTER(R), MACMILLAN PUBLISHING USATM and PRENTICE HALL(R), the Company publishes and distributes educational, consumer, business, technical and professional books, and audio-video software products. Through the Cable Television segment, the Company operates cable television systems serving approximately 1.1 million customers. The Company's principal offices are located at 1515 Broadway, New York, New York 10036 and its telephone number is (212) 258-6000.

                             CERTAIN CONSIDERATIONS

    PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION SET FORTH OR INCORPORATED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IN PARTICULAR, THE FOLLOWING:

TOTAL INDEBTEDNESS

    As of December 31, 1994, Viacom had outstanding total indebtedness of approximately $10.4 billion and 5% preferred stock with a liquidation preference of $1.2 billion. The Company's scheduled maturities of long-term debt, through December 31, 1999 assuming full utilization of the outstanding credit agreements (after giving effect to the reduction in commitments resulting from the sale of Madison Square Garden), are $1.9 billion (1996), $163 million (1997), $1.0 billion (1998) and $1.5 billion (1999). The Company's preferred stock dividend requirement is $60 million per year.

FRAUDULENT CONVEYANCE CONSIDERATIONS

    Viacom's obligations under the Debt Securities will be guaranteed to the extent set forth herein and in the applicable Prospectus Supplement by Viacom International. See "Description of Senior Debt Securities-- Guarantees", "Description of Senior Subordinated Debt Securities--Senior Subordinated Guarantees" and "Description of Subordinated Debt Securities --Subordinated Guarantees". Various federal and state fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid all or part of any Guarantee issued by Viacom International.

    To the extent that a court were to find that (x) a Guarantee was incurred by Viacom International with intent to hinder, delay or defraud any present or future creditor or (y) Viacom International did not receive fair consideration or reasonably equivalent value for issuing its Guarantee and Viacom International (i) was insolvent or rendered insolvent by reason of the issuance of the Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of Viacom International constituted unreasonably small capital to carry on its business or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could subordinate or avoid all or part of such Guarantee in favor of Viacom International's other creditors. To the extent any Guarantee issued by Viacom International was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of Debt Securities guaranteed by Viacom International would cease to have any claim against Viacom International and would be creditors solely of Viacom.

    Viacom and Viacom International believe that the issuances of the Guarantees by Viacom International are not fraudulent conveyances. There can be no assurance, however, that a court passing on such questions would reach the same conclusions. In rendering their opinions on the validity of the Offered Securities and, if applicable, the related Guarantees, neither counsel for Viacom and Viacom International nor counsel for the underwriters will express any opinion as to federal or state laws relating to fraudulent transfers.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Offered Securities may be used by Viacom to repay, redeem, repurchase or satisfy its obligations in respect of its outstanding indebtedness or other securities; to make loans to its subsidiaries; for general corporate purposes; or for such other purposes as may be specified in the applicable Prospectus Supplement. Viacom also may distribute the Offered Securities directly to certain of its security holders in satisfaction of its obligations in respect of the outstanding securities held by such security holders. A description of any indebtedness to be refinanced or obligations, in respect of securities, to be satisfied with Offered Securities or the proceeds of the Offered Securities will be set forth in the applicable Prospectus Supplement.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    The following table sets forth (i) the ratio of earnings to fixed charges for the Company for each year in the five-year period ended December 31, 1994 and (ii) the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for each applicable year in the five-year period ended December 31, 1994. For purposes of computing the following ratios, earnings represent income from operations before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and such portion of rental expense which is deemed to be representative of the interest factor. The ratios set forth below should be read in conjunction with the financial statements of the Company incorporated by reference into this Prospectus.

                                                                      YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                1994    1993    1992    1991    1990
                                                                ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges...........................   1.7x    2.8x    1.8x    1.0x     (a)
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends..............................   1.1x    2.5x      (b)     (b)    (b)

------------

(a) Earnings of the Company were insufficient to cover fixed charges for the year ended December 31, 1990. The additional amount of earnings required to cover fixed charges of the Company for the year ended December 31, 1990 would have been $66.1 million.

(b) The Company did not have any preferred stock outstanding from 1990 to October 1993.

                         DESCRIPTION OF DEBT SECURITIES

    THE FOLLOWING STATEMENTS RELATING TO THE DEBT SECURITIES AND THE INDENTURES (AS DEFINED BELOW) ARE SUMMARIES AND DO NOT PURPORT TO BE COMPLETE. SUCH SUMMARIES MAY MAKE USE OF CERTAIN TERMS DEFINED IN THE INDENTURES AND ARE QUALIFIED IN THEIR ENTIRETY BY EXPRESS REFERENCE TO SUCH INDENTURES. IN ADDITION, CERTAIN DEFINED TERMS, INCLUDING "CREDIT AGREEMENT", USED IN THIS SECTION AND UNDER "DESCRIPTION OF SENIOR DEBT SECURITIES", "DESCRIPTION OF SENIOR SUBORDINATED DEBT SECURITIES" AND "DESCRIPTION OF SUBORDINATED DEBT SECURITIES" ARE SET FORTH BELOW UNDER "--CERTAIN DEFINITIONS". CAPITALIZED TERMS NOT OTHERWISE DEFINED BELOW OR ELSEWHERE IN THIS PROSPECTUS HAVE THE MEANINGS GIVEN TO THEM IN THE APPLICABLE INDENTURE.

    EXCEPT AS OTHERWISE NOTED, THE FOLLOWING TERMS AND CONDITIONS APPLY TO THE SENIOR DEBT SECURITIES, THE SENIOR SUBORDINATED DEBT SECURITIES AND THE SUBORDINATED DEBT SECURITIES. FOR TERMS AND CONDITIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES, SEE "DESCRIPTION OF SENIOR DEBT SECURITIES". FOR TERMS AND CONDITIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES, SEE "DESCRIPTION OF SENIOR SUBORDINATED DEBT SECURITIES". FOR TERMS AND CONDITIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES, SEE "DESCRIPTION OF SUBORDINATED DEBT SECURITIES".

GENERAL

    The Debt Securities will represent unsecured general obligations of Viacom. The Senior Debt Securities will rank pari passu with other unsecured unsubordinated obligations of Viacom. The Senior Subordinated Debt Securities will be subordinated and subject in right of payment to the prior payment in full of all Senior Obligations of Viacom. See "--Certain Definitions" below. The Subordinated Debt Securities will be subordinated and subject in right of payment to the prior payment in full of all Senior and Senior Subordinated Obligations of Viacom. See "--Certain Definitions" below.

    The Senior Debt Securities will be issued under an Indenture to be executed by Viacom, Viacom International, as guarantor, and The First National Bank of Boston, trustee (the "Senior Indenture"), the Senior Subordinated Debt Securities will be issued under an Indenture to be executed by Viacom, Viacom International, as guarantor, and The First National Bank of Boston, trustee (the "Senior Subordinated Indenture"), and the Subordinated Debt Securities will be issued under an Indenture to be executed by Viacom, Viacom International, as guarantor, and The First National Bank of Boston, trustee (the "Subordinated Indenture"). In this Prospectus, the Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes collectively referred to as the "Indentures" and individually as an "Indenture", and the trustees under the Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes collectively referred to as the "Trustees" and individually as a "Trustee". Copies of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Section references used in this Prospectus refer to the sections of all of the Indentures unless otherwise indicated.

    The Indentures will provide that Debt Securities may be issued in separate series thereunder without limitation as to aggregate principal amount. The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of Viacom and set forth or determined in the manner provided in an Officer's Certificate or by a supplemental indenture. (Section 301) The Prospectus Supplement applicable to any particular series of Debt Securities will describe the particular terms of the Debt Securities of such series.

    Debt Securities may be issued as Original Issue Discount Debt Securities. An "Original Issue Discount Debt Security" is a Debt Security, including any zero-coupon Debt Security, which is issued at a price lower than the amount payable upon the Stated Maturity thereof, and which provides that, upon redemption or acceleration of the Maturity thereof, an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Debt Security shall become due and payable. Special United States federal income tax considerations applicable to Original Issue Discount Debt Securities will be described in the Prospectus Supplement relating thereto.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

    Debt Securities of a series may be issuable solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Registered Securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and Bearer Securities will be issuable in denominations of $5,000 or, in each case, in such other denominations as may be in the terms of the Debt Securities of any particular series. The Indentures also provide that Debt Securities of a series may be issuable in global form. Unless otherwise indicated in the applicable Prospectus Supplement, Bearer Securities will have interest coupons attached. (Sections 201 and 301)

    Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If (but only if) provided in the relevant Prospectus Supplement, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, Bearer Securities surrendered in a permitted exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indentures. (Section 305)

    The Debt Securities may be presented for exchange as described above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the office of the Security Registrar or at the office of any transfer agent designated by

Viacom for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement. No service charge will be made for any transfer or exchange of Debt Securities, but Viacom may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Viacom has appointed the Trustees as Security Registrars. (Section 305) If a Prospectus Supplement refers to any transfer agent (in addition to the Security Registrars) initially designated by Viacom with respect to any series of Debt Securities, Viacom may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, Viacom will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series may be issuable both as Registered Securities and as Bearer Securities, Viacom will be required to maintain (in addition to the Security Registrars) a transfer agent in a Place of Payment for such series located outside the United States. Viacom may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

    In the event of any redemption in part, Viacom shall not be required to (i) issue, register the transfer of or exchange any Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, thereof not to be so repaid. (Section 305)

REGISTERED GLOBAL SECURITIES

    If provided in the applicable Prospectus Supplement for a series of Debt Securities, then the Debt Securities of such series initially will be issued in the form of one or more fully registered global certificates (a "Registered Global Security") that will be deposited with a depository (referred to in this section as the "Depository"), and registered in the name of a nominee for the Depository identified in the Prospectus Supplement relating to such series. In such cases, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to another nominee of such Depository or to a successor of the Depository or its nominee.

    The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. Viacom anticipates that the following provisions will apply to all depository arrangements.

    Upon the issuance of a Registered Global Security by Viacom, the Depository for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depository ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities or by

Viacom if such Debt Securities are offered and sold directly by Viacom. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery in definitive form of securities they own. Such limits and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

    So long as the Depository for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the respective Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the respective Indenture.

    None of Viacom, Viacom International, as guarantor, the Trustee under the respective Indenture, any Paying Agent or any Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depository or its nominee will be made by the Trustee to such Depository or its nominee, as the case may be, as the registered owner of such Debt Securities. Under the terms of the Indentures, Viacom, Viacom International, as guarantor, and the Trustee will treat the persons in whose names Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal, premium, if any, and interest on such Debt Securities and for all other purposes whatsoever. Viacom expects that the Depository for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with such payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository. Viacom also expects that payments by participants and indirect participants to owners of beneficial interests in such Registered Global Security or Securities will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants or indirect participants.

    If the Depository for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by Viacom within 90 days, then Viacom will issue Debt Securities of such series in definitive form in exchange for the Registered Global Security evidencing such series. In addition, Viacom may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by a Registered Global Security and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Registered Global Securities or Securities representing such Debt Securities. In either instance, an owner of a beneficial interest in such a Registered Global Security will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of Debt Securities of such series in definitive form. Debt Securities so issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof and will be issued in registered form only, without coupons. Further, if Viacom so specifies in the Prospectus

Supplement with respect to the Debt Securities of a series, an owner of a beneficial interest in a Registered Global Security representing such Debt Securities may, on terms acceptable to Viacom and the Depository for such Registered Global Securities, receive such Debt Securities in definitive form.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in an applicable Prospectus Supplement, principal of, premium, if any, and interest on Registered Securities will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as Viacom may designate from time to time, except that at the option of Viacom payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. (Sections 301, 307, 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Registered Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or Predecessor Debt Security) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office outside the United States as specified in the applicable Prospectus Supplement and as Viacom may designate from time to time or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of Viacom in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. (Sections 301, 307, 1001)

    Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as a Paying Agent for Viacom for payments with respect to the Debt Securities of each series. Any Paying Agents initially designated by Viacom for the Debt Securities of each series will be named in an applicable Prospectus Supplement. Viacom may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that Viacom will be required to maintain a Paying Agent in each Place of Payment for such series.

    All moneys paid by Viacom or Viacom International, as guarantor, to a Paying Agent for the payment of the principal of, premium, if any, or interest on any Debt Security of any series that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to Viacom or Viacom International, as guarantor, as the case may be, and the Holder of such Debt Security will thereafter look only to Viacom and Viacom International for payment thereof. (Section 1003)

DEFAULTS AND REMEDIES

    The following are Events of Default with respect to a series of Debt Securities under each Indenture, unless otherwise indicated in an applicable Prospectus Supplement and except as noted below: (1) default in the payment of any interest on any Debt Security of such series, or any related coupon, issued under such Indenture when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days whether or not, in the case of the Senior Subordinated Debt Securities and the Subordinated Debt Securities, such payment shall be prohibited by the subordination provisions of Article Thirteen (Subordination) or Article Fourteen (Subordinated Guarantees) of the Senior Subordinated Indenture and Subordinated Indenture, respectively; (2) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due and payable, at its Maturity, upon acceleration, redemption or otherwise, whether or not, in the case of the Senior Subordinated Debt Securities and Subordinated Debt Securities, such payment shall be prohibited by the subordination provisions of Article Thirteen (Subordination) or Article Fourteen (Subordinated Guarantees) of the Senior Subordinated Indenture and Subordinated Indenture, respectively;
(3) default in the performance, or breach, of any covenant or warranty of Viacom in such Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the relevant Indenture specifically dealt with or which has expressly been included in that Indenture solely for the benefit of a series of Debt Securities other than that series) and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to Viacom and all relevant Agent Banks by the Trustee or to Viacom, the Trustee and all relevant Agent Banks by the holders of at least 33 1/3% in principal amount of the Outstanding Debt Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the relevant Indenture; (4) one or more defaults shall have occurred under any agreements, indentures or instruments under which Viacom then has outstanding Indebtedness in excess of $100 million in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated and remains unpaid; (5) the entry by a court having jurisdiction in the premises of a money judgment in an amount in excess of $250 million against Viacom which has become final and not subject to appeal, and the continuance of any such judgment unstayed, in effect and unpaid for a period of 90 days; and (6) certain events of bankruptcy, insolvency or reorganization of Viacom or, if a guarantor, Viacom International. (Section 501)

    Unless otherwise specified in an applicable Prospectus Supplement, if an Event of Default with respect to a series of Debt Securities (other than as specified in (6) above) shall occur and be continuing under an Indenture, either the applicable Trustee or the Holders of not less than 33 1/3% in aggregate principal amount of such series of Debt Securities outstanding may declare immediately due and payable the "Default Amount", which is defined as the unpaid principal (or, if the Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount thereof as may be specified in the terms of that series) of (and premium, if any) and any accrued interest in respect of each such Debt Security outstanding; provided, however, that, with respect to the Senior Subordinated Debt Securities and the Subordinated Debt Securities, if any Credit Agreement is then in effect, such declaration shall not become effective until the first to occur of (i) an acceleration under any Credit Agreement or (ii) the fifth Business Day after notice of such declaration is received by Viacom and each Agent Bank (unless on or prior to such fifth Business Day Viacom shall have discharged or caused to be discharged the Indebtedness, if any, that is the subject of the Event of Default or otherwise cured the default relating to the Event of Default); and provided further that no action on the part of such Trustee or any Holder of such Debt Securities is required for such declaration if an Event of Default specified in (6) above shall occur and be continuing; and provided further that, after such declaration, but before a judgment or decree based on such declaration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of such series may, under certain circumstances, rescind or annul such declaration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) The Holders of not less than a majority in principal amount of a series of Debt Securities Outstanding also have the right to waive certain past defaults under their respective Indenture on behalf of the Holders of all the Debt Securities of such series. (Section 513)

    Unless otherwise specified in an applicable Prospectus Supplement, no Holder of any Debt Security of any series issued under an Indenture has any right to institute any proceeding with respect to such Indenture, or for any remedy thereunder, or for the appointment of a receiver or trustee, unless (i) such Holder has previously given to the Trustee with respect to such Indenture written notice of a continuing Event of Default under such Indenture, (ii) the Holders of not less than 33 1/3% in principal amount of the Outstanding Debt Securities of such series issued under such Indenture have made written request, and offered an indemnity reasonably satisfactory, to such Trustee to institute such proceeding as Trustee under the Indenture and (iii) the Trustee has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 60 days after receipt of such notice. (Section 507) Such limitations do not apply, however, to a suit instituted by a Holder of a Debt Security of such series for the enforcement of payment of the principal of, or premium, if any, or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

    During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee. (Section 602) Subject to such provisions for the indemnification of the Trustee and to certain other limitations, the Holders of a majority in principal amount of a series of Outstanding Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture. (Section 512)

    Viacom is required to furnish to each Trustee an annual statement as to the performance by Viacom of its obligations under each Indenture and as to any default in such performance. Viacom is also required to notify each Trustee of any event that is, or after notice or lapse of time or both would become, an Event of Default. (Section 1008)

MEETINGS, MODIFICATION AND WAIVER

    Modifications and amendments of an Indenture may be made by Viacom, Viacom International, as guarantor, and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security or the terms of any sinking fund or analogous payment with respect to any Debt Security, (b) reduce the principal amount of, or premium or interest on, any Debt Security, (c) change any obligation of Viacom to pay additional amounts, (d) reduce the amount of principal of an Original Issue Discount Debt Security payable upon acceleration of the Maturity thereof or provable in bankruptcy, (e) change the Place of Payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults, (h) reduce the requirements contained in such Indenture for quorum or voting, (i) change any obligation of Viacom to maintain an office or agency in the places and for the purposes required by such Indenture, or (j) reduce the obligations of Viacom International, if any, in respect of the due and punctual payment of any principal of, premium or interest on any Debt Security or any additional amounts in respect thereof. (Section 902)

    The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of a series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by Viacom with certain provisions of an Indenture. (Section 1009) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of a series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of or any premium or interest on any Debt Security of such series or (b) in respect of any other provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

    Each Indenture will provide that, in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of Holders of Debt Securities for quorum purposes, the principal amount of an Original Issue Discount Debt Security that shall be deemed to be Outstanding shall be the amount that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof. (Section 101)

    Unless otherwise specified in an applicable Prospectus Supplement, each Indenture will contain provisions for convening meetings of the Holders of Debt Securities of any or all series. (Section 1601) A meeting may be called at any time by the Trustee, and also, upon request, by Viacom or the Holders of at least 33 1/3% in aggregate principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with "--Notices" below. (Section 1602) Except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described above, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action that may be made, given or taken by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any adjourned meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that, if any action is to be taken at such meeting with respect to a consent, waiver, request, demand, notice, authorization, direction or other action that may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum. (Section 1604)

NOTICES

    Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Sections 101, 106)

TITLE

    Viacom, Viacom International, as guarantor, the Trustee and any agent of Viacom, Viacom International, as guarantor, or the Trustee may treat the registered owner of any registered Debt Security as the absolute owner thereof (whether or not such Debt Security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 309)

REPLACEMENT OF DEBT SECURITIES

    Any mutilated Debt Security will be replaced by Viacom at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities that become destroyed, lost or stolen will be replaced by Viacom at the expense of the Holder upon delivery to the Trustee of evidence of the destruction, loss or theft thereof satisfactory to Viacom and the Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and Viacom may be required at the expense of the Holder of such Debt Security before a replacement Debt Security will be issued. (Section 306)

DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise specified in the applicable Prospectus Supplement for a series of Debt Securities, Viacom may elect either (i) to defease and be discharged (and, if applicable, to have Viacom International defeased and discharged) from any and all obligations with respect to such Outstanding Debt Securities (except as otherwise provided in the Indenture) ("defeasance") or
(ii) to be released from its obligations with respect to certain covenants that are described in the Indenture ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, premium, if any, and interest on the Debt Securities of such series to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, Viacom must deliver to the Trustee an Opinion of Counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. (Senior Indenture Article Fifteen, Senior Subordinated Indenture Article Seventeen and Subordinated Indenture Article Seventeen)

    Viacom may exercise its defeasance option with respect to Debt Securities of any series notwithstanding its prior exercise of its covenant defeasance option. If Viacom exercises its defeasance option, payment of the Debt Securities of such series may not be accelerated because of an Event of Default and the Guarantees relating to such Debt Securities will cease to exist. If Viacom exercises its covenant defeasance option, payment of the Debt Securities of such series may not be accelerated by reference to any covenant from which Viacom is released as described under clause (ii) above. However, if acceleration were to occur for other reasons, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on the Debt Securities of such series, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

GOVERNING LAW

    The Indentures, the Debt Securities and, if applicable, the Guarantees, will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

REGARDING THE TRUSTEE

    Viacom and Viacom International maintain deposit accounts and banking and borrowing relations with The First National Bank of Boston, the trustee under the Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture, and such trustee is currently a lender to Viacom and Viacom International. The trustee may be removed by Viacom at any time with respect to the Debt Securities of any series, provided that Viacom immediately appoints a successor trustee meeting the requirements for trustees specified in the Indentures and provided further that no Default with respect to such Debt Securities has occurred and is continuing. (Section 608)

CERTAIN DEFINITIONS

    Unless otherwise specified in an applicable Prospectus Supplement, the following definitions are applicable to one or all of the Indentures relating to the Debt Securities:

    "Capitalized Lease" means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with generally accepted accounting principles consistently applied as in effect from time to time.

    "Credit Agreement" means any credit agreement under which Viacom or any successor thereto is a borrower, in the principal amount of at least $100 million.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement relating to fluctuations in currency values.

    "Indebtedness" of any Person means, without duplication (i) any obligation of such Person for money borrowed, (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, (iv) any obligation of such Person under Capitalized Leases (other than in respect of (x) telecommunications equipment including, without limitation, satellite transponders, and (y) theme park equipment and attractions), and (v) any obligation of any third party to the extent secured by a Lien on the assets of such Person; provided, however, that "Indebtedness" of such Person shall not include any obligation of such Person (i) to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary or (ii) specifically with respect to the production, distribution or acquisition of motion pictures or other programming rights, talent or publishing rights. When used with respect to Viacom, the term "Indebtedness" also includes any obligation of Viacom International specified in clauses (i) through (v) above to the extent that said Indebtedness is guaranteed by Viacom.

    "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement relating to fluctuations in interest rates.

    "Lien" means any pledge, mortgage, lien, encumbrance or other security interest.

    "Officer's Certificate" means a certificate signed by any Officer of Viacom or Viacom International, as the case may be, in his or her capacity as such Officer and delivered to the Trustee.

    "Outstanding Senior Subordinated Securities" means the 7% Senior Subordinated Debentures due 2003, Series A and B; the 10 1/4% Senior Subordinated Notes due 2001; the 9 1/8% Senior Subordinated Notes due 1999; and the 8 3/4% Senior Subordinated Reset Notes due 2001; in each case, of Viacom International.

    "Principal Property" means any parcel of real property and related fixtures or improvements (other than telecommunications equipment, including, without limitation, satellite transponders) owned by Viacom, Viacom International or any wholly owned Subsidiary of Viacom and located in the United States, the aggregate book value of which on the date of determination exceeds $500 million, other than any such real property and related fixtures or improvements which, as determined in good faith by the Board of Directors of Viacom, is not of material importance to the total business conducted by Viacom and its Subsidiaries, taken as a whole.

    "Restricted Subsidiary" means a corporation all of the outstanding voting stock of which is owned, directly or indirectly, by Viacom or by one or more of its Subsidiaries, or by Viacom and one or more of its Subsidiaries, which is incorporated under the laws of a State of the United States, and which owns a Principal Property.

    "Senior and Senior Subordinated Obligations" of any Persons means (i) the Senior Obligations of such Person, (ii) any obligation of such Person under, or any guarantee by such Person of, as the case may be, the Outstanding Senior Subordinated Securities, (iii) any obligation of such Person under, or any guarantee by such Person of, as the case may be, any Senior Subordinated Debt Securities, (iv) any obligation of such Person to a third party or any guarantee by such Person of any obligation to a third party (including, without limitation, any Affiliate of such Person), in each case, whether now existing or hereafter created, incurred or assumed, where such obligation or guarantee, as the case may be, ranks pari passu with (A) the obligation of such Person under, or the guarantee by such Person of, as the case may be, the Outstanding Senior Subordinated Securities or the Senior Subordinated Debt Securities or (B) any other obligation of such Person to a third party or any other guarantee by such Person of any obligation to a third party, whether now existing or hereafter created, incurred or assumed which ranks pari passu with the Outstanding Senior Subordinated Securities or the Senior Subordinated Debt Securities and (v) any obligation of such Person to a third party or any guarantee by such Person of any obligation to a third party specified in the applicable Prospectus Supplement as being Senior and Senior Subordinated Obligations; provided, however, that the obligations (but not the guarantees) of such Person described in any of clauses (ii) through (v) above shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary; provided, further, however, that the obligations and guarantees of such Person described in clauses (ii) through (v) above (and not excluded therefrom pursuant to the immediately preceding proviso) shall include the principal, premium, if any, and interest on, such obligations or guarantees, as the case may be.

    "Senior Obligations" of any Person means (i) any obligation of such Person for money borrowed, (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) any obligation, contingent or otherwise, of such Person in respect of letters of credit or bankers' acceptances or other similar instruments (including any reimbursement obligation of such Person with respect thereto), (iv) any obligation of such Person under Capitalized Leases, (v) any obligation of such Person under any Interest Rate Agreements or any Currency Agreements and (vi) any guarantee by such Person of obligations of any third party (including, without limitation, any Affiliate of such Person) of the type set forth in any of clauses (i) through (v) above; and in the case of each of clauses (i) through (vi) above, whether such obligation and/or instrument is outstanding on the date of execution of the Senior Subordinated Indenture or the Subordinated Indenture, as the case may be, or thereafter created, incurred or assumed; provided, however, that (I) "Senior Obligations" of such Person shall not include (1) any obligation of such Person of the type set forth in any of clauses (i) through (v) above to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary, (2) any obligation of such Person of the type set forth in any of clauses (i) through (vi)above which is by its terms subordinate or junior in any respect to any other obligation of such Person of any such type or (3) any obligation of such Person where the instrument creating or evidencing such obligation or pursuant to which the same is outstanding expressly provides that such obligation shall not be senior in right of payment to Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, and (II) "Senior Obligations" of such Person shall include the principal, premium, if any, and interest on, any obligations of the type set forth in any of clauses
(i) through (vi) above (and not excluded from the scope of "Senior Obligations" pursuant to clause (I) above). (Senior Subordinated Indenture Section 101 and Subordinated Indenture Section 101)

    "Subsidiary" of any Person means (i) a corporation a majority of the outstanding voting stock of which is at the time, directly or indirectly, owned by such Person by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation), including, without limitation, a partnership or joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions). (Section 101)

                     DESCRIPTION OF SENIOR DEBT SECURITIES

    THE FOLLOWING TERMS AND CONDITIONS APPLY SOLELY TO SENIOR DEBT SECURITIES. SEE "DESCRIPTION OF DEBT SECURITIES" FOR OTHER TERMS AND CONDITIONS THAT ARE ALSO APPLICABLE TO SENIOR DEBT SECURITIES.

RANKING

    The payment of the principal of and premium, if any, and any interest on the Senior Debt Securities will rank pari passu with all other unsecured unsubordinated obligations of Viacom.

GUARANTEES

    Viacom International will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and any interest on the Senior Debt Securities, to the extent set forth in the applicable Prospectus Supplement, when and as the same shall become due and payable, whether at maturity, upon redemption, upon acceleration or otherwise. The guarantees of the Senior Debt Securities (the "Senior Guarantees"), if issued, will be endorsed on the Senior Debt Securities.

    The Senior Indenture provides that in the event that the Senior Guarantees would constitute or result in a fraudulent transfer or conveyance for purposes of, or result in a violation of, any United States federal, or applicable United States state, fraudulent transfer or conveyance or similar law, then the liability of Viacom International under the Senior Guarantees shall be reduced to the extent necessary to eliminate such fraudulent transfer or conveyance or violation under the applicable fraudulent transfer or conveyance or similar law. (Senior Indenture Section 1303) Application of this clause could limit the amount which Holders of Senior Debt Securities may be entitled to collect under the Senior Guarantees. Holders, by their acceptance of the Senior Debt Securities, will have agreed to such limitations. See "Certain Considerations--Fraudulent Conveyance Considerations".

    The Senior Guarantees represent unsecured general obligations of Viacom International and will rank pari passu with the other unsecured unsubordinated obligations of Viacom International and will be senior to the Senior Subordinated Guarantees and the Subordinated Guarantees (each as defined below).

               DESCRIPTION OF SENIOR SUBORDINATED DEBT SECURITIES

    THE FOLLOWING TERMS AND CONDITIONS APPLY SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES. SEE "DESCRIPTION OF DEBT SECURITIES" FOR OTHER TERMS AND CONDITIONS THAT ARE ALSO APPLICABLE TO SENIOR SUBORDINATED DEBT SECURITIES.

SUBORDINATION

    The payment of the principal of and premium, if any, and any interest on the Senior Subordinated Debt Securities will, to the extent set forth in the Senior Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Obligations of Viacom. (Senior Subordinated Indenture
Section 1301) Subject to any exceptions provided for in the applicable Prospectus Supplement, upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of Viacom, the holders of all Senior Obligations of Viacom will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities will be entitled to receive any payment or distribution in respect of the principal of, premium, if any, or any interest on the Senior Subordinated Debt Securities, and in the event that, notwithstanding the foregoing, the Trustee under the Senior Subordinated Indenture or the

Holder of any Senior Subordinated Debt Security receives any payment or distribution of assets of any kind or character before all Senior Obligations of Viacom are paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of Viacom for application to the payment of all Senior Obligations of Viacom remaining unpaid, to the extent necessary to pay all Senior Obligations of Viacom in full. (Senior Subordinated Indenture Section
1302) No payments on account of principal, premium, if any, or any interest in respect of the Senior Subordinated Debt Securities may be made if there shall have occurred and be continuing (i) a default in any payment with respect to any Senior Obligations of Viacom beyond any applicable grace period (a "payment event of default"), (ii) an event of default (other than a payment event of default) with respect to any Senior Obligations of Viacom resulting in the acceleration of the maturity thereof, (iii) any event of default (other than a payment event of default) with respect to any Senior Obligations of Viacom permitting the holders thereof to accelerate the maturity thereof after Viacom or the Trustee under the Senior Subordinated Indenture is notified of such event by a representative of a holder of Senior Obligations of Viacom (until the earlier of (A) 180 days thereafter and (B) the date, if any, on which such event is cured or waived or the related indebtedness is discharged) or (iv) the pendency of any judicial proceeding with respect to any such default; and in the event that Viacom makes any payment to the Trustee under the Senior Subordinated Indenture or the Holder of any Senior Subordinated Debt Security prohibited by the foregoing, then such payment will be required to be paid over and delivered forthwith to the appropriate Agent Bank. (Senior Subordinated Indenture Section
1303)

    Subject to the payment in full of all Senior Obligations of Viacom, the Holders of the Senior Subordinated Debt Securities shall be subrogated to the rights of the holders of Senior Obligations of Viacom to receive payments or distributions of assets of Viacom applicable to Senior Obligations of Viacom until the Senior Subordinated Debt Securities are paid in full. (Senior Subordinated Indenture Section 1305)

    By reason of such subordination, in the event of insolvency, the holders of Senior Obligations of Viacom may recover more, ratably, than the Holders of the Senior Subordinated Debt Securities.

    At December 31, 1994, Viacom had outstanding approximately $8.9 billion of Senior Obligations.

SENIOR SUBORDINATED GUARANTEES

    Viacom International will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and any interest on the Senior Subordinated Debt Securities, to the extent set forth in the applicable Prospectus Supplement, when and as the same shall become due and payable, whether at maturity, upon redemption, upon acceleration or otherwise. The guarantees of the Senior Subordinated Debt Securities (the "Senior Subordinated Guarantees"), if issued, will be endorsed on the Senior Subordinated Debt Securities.

    The Senior Subordinated Guarantees will be subordinate in right of payment (to the same extent as described with respect to Viacom under "--Subordination" above) to the prior payment in full of all Senior Obligations of Viacom International, including the Senior Guarantees.

    The Senior Subordinated Indenture provides that in the event that the Senior Subordinated Guarantees would constitute or result in a fraudulent transfer or conveyance for purposes of, or result in a violation of, any United States federal, or applicable United States state, fraudulent transfer or conveyance or similar law, then the liability of Viacom International under the Senior Subordinated Guarantees shall be reduced to the extent necessary to eliminate such fraudulent transfer or conveyance or violation under the applicable fraudulent transfer or conveyance or similar law. (Senior Subordinated Indenture
Section 1422) Application of this clause could limit the amount which Holders of Senior Subordinated Debt Securities may be entitled to collect under the Senior Subordinated Guarantees.

Holders, by their acceptance of the Senior Subordinated Debt Securities, will have agreed to such limitations. See "Certain Considerations--Fraudulent Conveyance Considerations".

    At December 31, 1994, Viacom International had outstanding approximately $8.5 billion of Senior Obligations (substantially all of which is included in the $8.9 billion of Senior Obligations of Viacom referred to above).

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

    THE FOLLOWING TERMS AND CONDITIONS APPLY SOLELY TO SUBORDINATED DEBT SECURITIES. SEE "DESCRIPTION OF DEBT SECURITIES" FOR OTHER TERMS AND CONDITIONS THAT ARE ALSO APPLICABLE TO SUBORDINATED DEBT SECURITIES.

SUBORDINATION

    The payment of the principal of and premium, if any, and any interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior and Senior Subordinated Obligations of Viacom. (Subordinated Indenture Section 1301) The applicable Prospectus Supplement will set forth any additional indebtedness to which the Subordinated Debt Securities are subordinate. Subject to any exceptions provided for in the applicable Prospectus Supplement, upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of Viacom, the holders of all Senior and Senior Subordinated Obligations of Viacom will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment or distribution in respect of the principal of, premium, if any, or any interest on the Subordinated Debt Securities, and in the event that, notwithstanding the foregoing, the Trustee under the Subordinated Indenture or the Holder of any Subordinated Debt Security receives any payment or distribution of assets of any kind or character before all Senior and Senior Subordinated Obligations of Viacom are paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of Viacom for application to the payment of all Senior and Senior Subordinated Obligations of Viacom remaining unpaid, to the extent necessary to pay all Senior and Senior Subordinated obligations of Viacom in full. (Subordinated Indenture Section 1302) No payments on account of principal, premium, if any, or any interest in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing (i) a default in any payment with respect to any Senior and Senior Subordinated Obligations of Viacom beyond any applicable grace period (a "payment event of default"), (ii) an event of default (other than a payment event of default) with respect to any Senior and Senior Subordinated Obligations of Viacom resulting in the acceleration of the maturity thereof, (iii) any event of default (other than a payment event of default) with respect to any Senior and Senior Subordinated Obligations of Viacom permitting the holders thereof to accelerate the maturity thereof after Viacom or the Trustee under the Subordinated Indenture is notified of such event by a representative of a holder of Senior and Senior Subordinated Obligations of Viacom (until the earlier of (A) 180 days thereafter and (B) the date, if any, on which such event is cured or waived or the related indebtedness is discharged) or (iv) the pendency or any judicial proceeding with respect to any such default; and in the event that Viacom makes any payment to the Trustee under the Subordinated Indenture or the Holder of any Subordinated Debt Security prohibited by the foregoing, then such payment will be required to be paid over and delivered forthwith to the appropriate Agent Bank. (Subordinated Indenture
Section 1303)

    Subject to the payment in full of all Senior and Senior Subordinated Obligations of Viacom, the Holders of the Subordinated Debt Securities shall be subrogated to the rights of the holders of Senior and Senior Subordinated Obligations of Viacom to receive payments or distributions of assets of Viacom applicable to Senior and Senior Subordinated Obligations of Viacom until the Subordinated Debt Securities are paid in full. (Subordinated Indenture Section
1305)

    By reason of such subordination, in the event of insolvency, the holders of Senior and Senior Subordinated Obligations of Viacom may recover more, ratably, than the Holders of the Subordinated Debt Securities.

    At December 31, 1994, Viacom had outstanding approximately $9.6 billion of Senior and Senior Subordinated Obligations.

SUBORDINATED GUARANTEES

    Viacom International will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and any interest on the Subordinated Debt Securities, to the extent set forth in the applicable Prospectus Supplement, when and as the same shall become due and payable, whether at maturity, upon redemption, upon acceleration or otherwise. The guarantees of the Subordinated Debt Securities (the "Subordinated Guarantees"), if issued, will be endorsed on the Subordinated Debt Securities.

    The Subordinated Guarantees will be subordinate in right of payment (to the same extent as described with respect to Viacom under "--Subordination" above) to the prior payment in full of all Senior and Senior Subordinated Obligations of Viacom International, including the Senior Guarantees and the Senior Subordinated Guarantees.

    The Subordinated Indenture provides that in the event that the Subordinated Guarantees would constitute or result in a fraudulent transfer or conveyance for purposes of, or result in a violation of, any United States federal, or applicable United States state, fraudulent transfer or conveyance or similar law, then the liability of Viacom International under the Subordinated Guarantees shall be reduced to the extent necessary to eliminate such fraudulent transfer or conveyance or violation under the applicable fraudulent transfer or conveyance or similar law. (Subordinated Indenture Section 1422) Application of this clause could limit the amount which Holders of Subordinated Debt Securities may be entitled to collect under the Subordinated Guarantees. Holders, by their acceptance of the Subordinated Debt Securities, will have agreed to such limitations. See "Certain Considerations--Fraudulent Conveyance Considerations".

    At December 31, 1994, Viacom International had outstanding approximately $9.2 billion of Senior and Senior Subordinated Obligations (substantially all of which is included in the $9.6 billion of Senior and Senior Subordinated Obligations of Viacom referred to above).

                         DESCRIPTION OF PREFERRED STOCK

    UNDER ITS RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED (THE "VIACOM CERTIFICATE OF INCORPORATION"), VIACOM IS AUTHORIZED TO ADOPT RESOLUTIONS PROVIDING FOR THE ISSUANCE, IN ONE OR MORE SERIES, OF UP TO 200,000,000 SHARES OF ITS PREFERRED STOCK, WITH SUCH POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS AND QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS THEREOF AS SHALL BE ADOPTED BY THE BOARD OF DIRECTORS OF VIACOM OR A DULY AUTHORIZED COMMITTEE THEREOF.

    THE DESCRIPTION BELOW SETS FORTH CERTAIN GENERAL TERMS AND PROVISIONS OF VIACOM'S PREFERRED STOCK COVERED BY THIS PROSPECTUS. THE SPECIFIC TERMS OF ANY SERIES OF THE PREFERRED STOCK WILL BE DESCRIBED IN THE

PROSPECTUS SUPPLEMENT RELATING TO SUCH OFFERED SECURITIES. THE FOLLOWING SUMMARIES OF CERTAIN PROVISIONS OF THE PREFERRED STOCK OFFERED HEREBY DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE VIACOM CERTIFICATE OF INCORPORATION AND THE CERTIFICATE OF DESIGNATIONS RELATING TO THE PARTICULAR SERIES OF PREFERRED STOCK.

    IF SO INDICATED IN THE APPLICABLE PROSPECTUS SUPPLEMENT, THE TERMS OF THE OFFERED SECURITIES MAY DIFFER FROM THE TERMS SET FORTH BELOW, EXCEPT THOSE TERMS REQUIRED BY THE VIACOM CERTIFICATE OF INCORPORATION.

GENERAL

    The Preferred Stock of any series offered hereby will, when issued, be fully paid and nonassessable and holders thereof will have no preemptive rights. The Prospectus Supplement applicable to any particular series of Preferred Stock will describe the particular terms of the Preferred Stock of such series.

    Subject to the Viacom Certificate of Incorporation and to any limitations contained in then outstanding Preferred Stock, Viacom may issue additional series of Preferred Stock, at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors of Viacom or any duly authorized committee thereof shall determine, all without further action of the stockholders, including holders of then outstanding Preferred Stock, of Viacom. The Preferred Stock offered hereby may rank senior to Viacom's common stock with respect to dividends and distribution of assets upon liquidation or winding up. Issuance of a new series of Preferred Stock could contain terms that adversely affect the voting power and other rights of holders of other series of Preferred Stock.

    The Viacom Certificate of Incorporation provides that, so long as Viacom or any of its subsidiaries holds any authorization from the Federal Communications Commission, Viacom may prohibit the ownership or voting of a percentage of its equity securities in order to ensure compliance with the requirements of the Communications Act of 1934, as amended, and regulations thereunder.

DIVIDENDS

    Holders of the Preferred Stock offered hereby will be entitled to receive cash dividends, when, as and if declared by the Board of Directors of Viacom out of assets of Viacom legally available for payment, at such rate and on such dates as will be set forth in the applicable Prospectus Supplement. Each dividend will be payable to holders of record as they appear on the stock books of Viacom on the record date fixed by its Board of Directors. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

    All dividends declared on any particular series of Preferred Stock offered hereby for any dividend period and on any class or series of stock of Viacom ranking on a parity with such particular series of Preferred Stock as to dividends shall be declared pro rata so that the amounts of dividends per share declared for such period on such particular series of Preferred Stock and on any other class or series of stock ranking on a parity with such particular series of Preferred Stock as to dividends that were outstanding during such period shall in all cases bear to each other the same ratio that the accrued dividends per share on the shares of such particular series of Preferred Stock and such other stock bear to each other. As of the date of this Prospectus, Viacom has issued 24 million shares of Series B Preferred Stock, which will rank equally with or senior to any particular series of Preferred Stock offered hereby as to dividends. Holders of shares of Series B Preferred Stock are entitled to receive cumulative cash dividends at the rate per annum of $2.50 per share. The terms of the Series B Preferred Stock contain restrictions on dividend declarations on parity stock comparable to those described above in this paragraph.

    So long as any shares of any particular series of Preferred Stock offered hereby are outstanding, Viacom may not (i) declare or pay any dividend or distribution on any class or series of stock of Viacom ranking junior to such particular series of Preferred Stock as to dividends or (ii) redeem or set apart funds for the purchase or redemption of any such junior stock through a sinking fund or otherwise, unless all accrued and unpaid dividends with respect to such particular series of Preferred Stock have been paid or funds have been set apart for payment through the current dividend period.

LIQUIDATION RIGHTS

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of Viacom, the holders of any particular series of Preferred Stock offered hereby will be entitled to receive out of assets of Viacom available for distribution to stockholders, before any distribution of assets is made to holders of any stock ranking junior to such particular series of Preferred Stock on liquidation, dissolution or winding up of Viacom, liquidating distributions in the amount set forth in the applicable Prospectus Supplement plus all accrued and unpaid dividends. If, upon any liquidation, dissolution or winding up of Viacom, the assets of Viacom, or proceeds thereof, distributable among the holders of such particular series of Preferred Stock shall be insufficient to pay in full the preferential amount set forth in the applicable Prospectus Supplement and the liquidation preference with respect to any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with such particular series of Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of such particular series of Preferred Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such particular series of Preferred Stock and any such other stock if all amounts payable thereon were paid in full. The Series B Preferred Stock will rank equally with or senior to any particular series of Preferred Stock offered hereby as to distribution of assets upon liquidation, dissolution or winding up. In the event of any liquidation, dissolution or winding up of Viacom, whether voluntary or involuntary, holders of shares of Series B Preferred Stock shall receive $50.00 per share plus an amount per share equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders. The terms of the Series B Preferred Stock contain restrictions on distributions on parity stock in the event of the liquidation, dissolution or winding up of Viacom comparable to those described above in this paragraph. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock offered hereby will not be entitled to any further participation in any distribution of assets by Viacom. A consolidation or merger of Viacom with or into any other corporation or corporations or a sale of all or substantially all of the assets of Viacom shall not be deemed to be a liquidation, dissolution or winding up of Viacom.

REDEMPTION

    A series of the Preferred Stock offered hereby may be redeemable, in whole or in part, at the option of Viacom, at the times and at the redemption prices set forth in the applicable Prospectus Supplement.

VOTING RIGHTS

    Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of the Preferred Stock offered hereby will not be entitled to vote. Except as indicated in the applicable Prospectus Supplement, when and if any series is entitled to vote, each share in such series will be entitled to one vote.

    Changes to the Viacom Certificate of Incorporation which adversely affect the rights of the holders of any series of Preferred Stock offered hereby will require two-thirds approval of the outstanding shares of such series.

                     DESCRIPTION OF CONTINGENT VALUE RIGHTS

    THE FOLLOWING STATEMENTS RELATING TO THE CVRS AND THE CVR AGREEMENT (AS DEFINED BELOW) ARE SUMMARIES AND DO NOT PURPORT TO BE COMPLETE. SUCH SUMMARIES MAY MAKE USE OF CERTAIN TERMS DEFINED IN THE CVR AGREEMENT AND ARE QUALIFIED IN THEIR ENTIRETY BY EXPRESS REFERENCE TO THE CVR AGREEMENT. THE CVRS WILL BE ISSUED UNDER A CONTINGENT VALUE RIGHTS AGREEMENT (THE "CVR AGREEMENT") TO BE ENTERED INTO BETWEEN VIACOM AND HARRIS TRUST AND SAVINGS BANK, TRUSTEE (THE "CVR TRUSTEE"), A FORM OF WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. THE FOLLOWING SUMMARIES OF CERTAIN PROVISIONS OF THE CVR AGREEMENT DO NOT PURPORT TO BE COMPLETE, AND, WHERE REFERENCE IS MADE TO PARTICULAR PROVISIONS OF THE CVR AGREEMENT, SUCH PROVISIONS, INCLUDING THE DEFINITIONS OF CERTAIN TERMS, ARE INCORPORATED BY REFERENCE AS A PART OF SUCH SUMMARIES OR TERMS, WHICH ARE QUALIFIED IN THEIR ENTIRETY BY SUCH REFERENCE. REFERENCES TO SECTIONS IN THE FOLLOWING SUMMARIES ARE REFERENCES TO SECTIONS OF THE CVR AGREEMENT. THE DEFINITIONS OF CERTAIN CAPITALIZED TERMS USED IN THE FOLLOWING SUMMARY ARE SET FORTH BELOW UNDER "--CERTAIN DEFINITIONS".

GENERAL

    The CVRs represent the right to receive (under certain circumstances) cash or securities of Viacom depending on market prices of the Class B Common Stock during certain specified periods. The CVR Agreement will provide that CVRs may be issued in separate series thereunder without limitation as to the aggregate number of CVRs. The terms of each series of CVRs will be established by or pursuant to a resolution of the Board of Directors of Viacom and set forth or determined in the manner provided in an Officer's Certificate or by a supplemental CVR Agreement. (Section 301(a)) The Prospectus Supplement applicable to any particular series of CVRs will describe the particular terms of the CVRs of such series.

    Reference is made to the Prospectus Supplement relating to a particular issuance of CVRs which will describe the following terms of a particular series of CVRs, as may be applicable: (a) the title of the CVRs; (b) the Maturity Date and any Extended Maturity Dates; (c) the Target Price; (d) the Minimum Price, if any; (e) the Discount Rate, if any; (f) the Default Interest Rate, if any; (g) the rate at which CVRs will bear interest, if any; (h) redemption provisions, if any; (i) any deletions from, changes in or additions to Events of Default or covenants of Viacom in the CVR Agreement; (j) the Valuation Period and the method of determining the Current Market Value; (k) subordination provisions, if any; (1) whether and under what circumstances a determination may be made that no amount is payable with respect to the CVRs; and (m) any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of the TIA or the provisions of the CVR Agreement), including, without limitation, any modifications of the definitions set forth in the CVR Agreement.

PAYMENT

    The CVR Agreement provides that, subject to adjustment as described under "Antidilution" below, Viacom shall pay to each holder of the CVRs of a particular series (each such person, a "CVR Holder") on a Maturity Date for such series, unless Viacom shall, if applicable, in its sole discretion, extend a Maturity Date to one or more Extended Maturity Dates for such series, then on the final Extended Maturity Date for such series, such CVR held by such CVR Holder, if applicable, an amount, if any, as determined by Viacom, by which the Target Price for such series (as defined), if applicable, exceeds the greater of the Current Market Value for such series and the Minimum Price for such series (each as defined). Such determination by Viacom absent manifest error shall be final and binding on Viacom and the CVR Holders. (Section 301(b))

    Unless otherwise provided in the applicable Prospectus Supplement, any amount payable by Viacom in respect of the CVRs shall be paid, at Viacom's sole discretion, either (i) in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts, provided, however, Viacom may pay such amounts by its check payable in such money or (ii) by delivering the equivalent fair market value (as determined by an Independent Financial Expert) of securities of Viacom, including, without limitation, common stock or preferred stock, options or warrants therefor, other securities convertible into or exchangeable for common stock or preferred stock, notes, debentures, derivative securities or any other security of Viacom now existing or hereafter created or any combination of the foregoing. There can be no assurance, however, that such securities, if issued, would ultimately trade in the market at a price at or above the value determined by the Independent Financial Expert. Such securities, if issued, would be registered under the Securities Act prior to the issuance thereof and a prospectus in connection with such issuance would be delivered to holders of record of CVRs at that time. Harris Trust Company of New York has initially been appointed as paying agent in the Borough of Manhattan, The City of New York. (Section 307)

    Unless otherwise provided in the applicable Prospectus Supplement, Viacom may at its option with respect to any series of CVRs, extend a Maturity Date to an Extended Maturity Date and may extend an Extended Maturity Date to a further Extended Maturity Date. Such options shall be exercised by (i) publishing notice of an extension in the Authorized Newspaper and (ii) furnishing notice to the Trustee and the CVR Holders of such series of such extension, in each case, not less than one Business Day preceding the Maturity Date or the Extended Maturity Date, as the case may be; provided, however, that no defect in any such notice shall affect the validity of the extension to any Extended Maturity Date and that any notice when published and mailed to the Trustee and a CVR Holder in the aforesaid manner shall be conclusively deemed to have been received by such CVR Holder whether or not actually received by such CVR Holder. (Section 301(c))

PAYMENT UPON THE OCCURRENCE OF A DISPOSITION

    If applicable, upon the consummation of a Disposition, Viacom shall pay (in cash or securities of Viacom) to each CVR Holder of each applicable series for each CVR of such series held by such CVR Holder an amount, if any, as determined by Viacom, by which the Discounted Target Price for such series exceeds the greater of (i) the fair market value, as determined by an Independent Financial Expert, of the consideration, if any, received for each share of Class B Common Stock by the holder thereof as a result of such Disposition and assuming that such holder did not exercise any right of appraisal granted under law with respect to such Disposition and (ii) the Minimum Price with respect to such series. Such determinations by Viacom and such Independent Financial Expert, absent manifest error, shall be final and binding on Viacom and the CVR Holders. Such payment, if any, shall be made on the Disposition Payment Date for such series established by Viacom, which in no event shall be more than 30 days after the date on which the Disposition was consummated. (Section 301(d)) As soon as practicable, Viacom shall give CVR Holders for such series notice of such Disposition and the Disposition Payment Date for such series. (Section 301(e))

NO INTEREST

    Unless otherwise specified in the applicable Prospectus Supplement with respect to a particular series of CVRs, other than in the case of interest on the Default Amount, no interest shall accrue on any amounts payable on the CVRs to the CVR Holders. (Section 301(h))

EVENTS OF DEFAULT

    If an Event of Default with respect to a series of CVRs occurs and is continuing, either the CVR Trustee or CVR Holders of not less than 33 1/3% of the outstanding CVRs of that series, by notice in writing to Viacom (and to the CVR Trustee if given by CVR Holders), may declare the CVRs of that series to be due and payable immediately, and, upon any such declaration, Viacom shall pay to the CVR Holders of that series (in cash or securities of Viacom, at Viacom's option) for each CVR of that series held by the CVR Holders the applicable Default Amount with interest at the applicable Default Interest Rate, from the Default Payment Date through the date payment is made to the CVR Trustee. (Section 801)

    If, at any time after the CVRs of a series shall have been so declared due and payable, and before any judgment or decree for the payment of the amounts due shall have been obtained or entered, Viacom shall pay or shall deposit with the CVR Trustee a sum sufficient to pay all amounts which shall have become due otherwise than by acceleration (with interest upon such overdue amount at the Default Interest Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the CVR Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made by the CVR Trustee, except as a result of negligence or bad faith, and if any and all Events of Default, other than the nonpayment of the amounts which shall have become due by acceleration, shall have been cured, waived or otherwise remedied, then the CVR Holders holding a majority of the CVRs of that series then Outstanding, by written notice to Viacom and to the CVR Trustee, may waive all defaults with respect to CVRs of that series and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereof. (Section 801)

CERTAIN PURCHASES AND SALES

    Unless otherwise specified in the applicable Prospectus Supplement, Viacom will not, and Viacom will not permit any of its subsidiaries or controlled Affiliates to, purchase any shares of Class B Common Stock in open market transactions, in privately negotiated transactions or otherwise, on any day during the period commencing 10 trading days before the Valuation Period with respect to any series of CVRs and ending on the last day of such Valuation Period, except with respect to employee benefit plans and other incentive compensation arrangements. (Section 704)

ANTIDILUTION

    In the event Viacom shall in any manner subdivide (by stock split, stock dividend or otherwise) or combine (by reverse stock split or otherwise) the number of outstanding shares of Class B Common Stock, Viacom shall similarly subdivide or combine the CVRs of each series Outstanding and shall appropriately adjust the Discounted Target Price, if any, the Target Price and the Minimum Price, if any. Whenever such an adjustment is made, Viacom shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (ii) promptly file with the CVR Trustee a copy of such certificate and (iii) mail a brief summary thereof to each CVR Holder of each series Outstanding. The CVR Trustee shall be fully protected in relying on any such certificate and on any adjustment therein contained. Such adjustment, absent manifest error, shall be final and binding on Viacom and the CVR Holders. Each Outstanding CVR of each series Outstanding shall thenceforth represent that number of adjusted CVRs of that series necessary to reflect such subdivision or combinations and reflect the adjusted applicable Discounted Target Price, Target Price and Minimum Price, if applicable. (Section 301(j))

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The CVR Agreement provides that Viacom may, without the consent of the CVR Holders of any of the Outstanding CVRs, consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any corporation, partnership or trust organized under the laws of the United States of America, any state thereof or the District of Columbia, provided that (i) the Surviving Person assumes Viacom's obligations under the Outstanding CVRs and the CVR Agreement, (ii) immediately after giving pro forma effect to the transaction, there exists no Event of Default and (iii) Viacom delivers to the Trustee an Officer's Certificate regarding compliance with the foregoing. For purposes of this paragraph, "convey, transfer or lease its properties and assets substantially as an entirety" shall mean properties and assets contributing in the aggregate at least 80% of Viacom's total revenues as reported in Viacom's last available periodic financial report (quarterly or annual, as the case may be) filed with the Commission. (Section 901)

CERTAIN DEFINITIONS

    Unless otherwise specified in the Prospectus Supplement applicable to a particular series of CVRs, the following terms have the following definitions:

    "Authorized Newspaper" means The Wall Street Journal (Eastern Edition) or, if The Wall Street Journal (Eastern Edition) shall cease to be published or if the publication or general circulation of The Wall Street Journal (Eastern Edition) shall be suspended for whatever reason, such other English language newspaper as is selected by Viacom with general circulation in The City of New York, New York.

    "Disposition" means (i) a merger, consolidation or other business combination involving Viacom as a result of which no shares of Class B Common Stock shall remain outstanding, (ii) a sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the assets of Viacom or (iii) a reclassification of Class B Common Stock as any other capital stock of Viacom or any other Person; provided, however, that neither clause (i) nor clause (ii) shall mean a merger, consolidation or other business combination of Viacom and any subsidiary of Viacom, or to a sale, transfer or other disposition by Viacom to any Subsidiary of Viacom. For purposes of this definition, "all or substantially all of the assets of Viacom" shall mean properties and assets contributing in the aggregate at least 80% of Viacom's total revenues as reported in Viacom's last available periodic financial report (quarterly or annual, as the case may be) filed with the Commission.

    "Disposition Payment Date" means the date established by Viacom, which in no event shall be more than 30 days after the date on which the Disposition was consummated, upon which Viacom shall pay in the manner provided in Section 307 of the CVR Agreement to each CVR Holder for each CVR of a particular series held by such CVR Holder the applicable amount, if any, as determined by Viacom pursuant to Section 301(d) of the Agreement.

    "Event of Default," with respect to the CVRs of any series, means each of the following which shall have occurred and be continuing: (a) default in the payment of all or any part of the amounts payable in respect of any of the CVRs of that series as and when the same shall become due and payable either at the Maturity Date, an Extended Maturity Date, the Disposition Payment Date, if applicable, or otherwise; (b) default in the performance, or breach of any covenant or warranty of Viacom in respect of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to Viacom by the CVR Trustee or to Viacom and the CVR Trustee by CVR Holders holding at least 33 1/3% of the CVRs of that series; or (c) certain events of bankruptcy, insolvency, reorganization or other similar events in respect of Viacom.

    "Independent Financial Expert" means an independent nationally recognized investment banking firm.

                              PLAN OF DISTRIBUTION

    Viacom may sell the Offered Securities to or through underwriters, and also may sell the Offered Securities directly to one or more other purchasers or through dealers or agents. Viacom also may distribute the Offered Securities directly to certain of its security holders in satisfaction of its obligations in respect of the outstanding securities held by such security holders. The Prospectus Supplement with respect to such Offered Securities will set forth the terms of the offering of such

Offered Securities, including the name or names of any underwriters, dealers or agents with whom Viacom has entered into arrangements with respect to the sale of such Offered Securities, the initial public offering or purchase price of such Offered Securities, the net proceeds to Viacom from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation from Viacom and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, any commissions paid to any agents, and the securities exchanges, if any, on which such Offered Securities may be listed.

    If underwriters are used in any offering of Offered Securities, the Offered Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. It is anticipated that any underwriting agreement pertaining to any Offered Securities will (i) entitle the underwriters to indemnification by Viacom against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (ii) provide that the obligations of the underwriters will be subject to certain conditions precedent and (iii) provide that the underwriters will be obligated to purchase all Offered Securities in a particular offering if any such Offered Securities are purchased.

    The Offered Securities also may be sold to dealers, as principals. Each such dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale.

    The Offered Securities may be offered and sold by Viacom directly or through agents designated by Viacom from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment.

    Dealers and agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Offered Securities described therein and, under agreements which may be entered into with Viacom, may be entitled to indemnification by Viacom against certain civil liabilities under the Securities Act. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, Viacom or Viacom International in the ordinary course of business.

    The anticipated date of delivery of Offered Securities will be set forth in the Prospectus Supplement relating to each offering.

                                 LEGAL MATTERS

    The validity of the Offered Securities and, if applicable, the related Guarantees will be passed upon for Viacom and Viacom International by Shearman & Sterling, New York, New York, counsel for such companies, and for any underwriters by Hughes Hubbard & Reed and/or Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, or such other counsel as may be named in the applicable Prospectus Supplement. Hughes Hubbard & Reed and Simpson Thacher & Bartlett have each from time to time performed legal services for Viacom and Viacom International.

                                    EXPERTS

    The (i) consolidated financial statements of Viacom as of December 31, 1994 and December 31, 1993 and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Prospectus from the Annual Report on Form 10-K of Viacom for the year ended December 31, 1994, (ii) consolidated financial statements of Viacom International as of December 31, 1993 and December 31, 1992 and for each of the three years in the period ended December 31, 1993 incorporated by reference in this Prospectus from the Annual Report on Form 10-K of Viacom International for the year ended December 31, 1993, as amended by Form 10-K/A Amendment No. 1 dated May 2, 1994, and (iii) the consolidated financial statements of Paramount Communications Inc. ("Paramount") as of March 31, 1994 and for the eleven months ended March 31, 1994 incorporated by reference from the Current Report on Form 8-K of Viacom dated April 13, 1995 (the "Viacom Form 8-K") have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

    The consolidated financial statements of Paramount at April 30, 1993 and at October 31, 1992, and for the six-month period ended April 30, 1993, and for each of the two years in the period ended October 31, 1992 incorporated by reference in this Prospectus from the Viacom Form 8-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and schedules of Blockbuster Entertainment Corporation and subsidiaries as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 incorporated by reference in this Prospectus from the Viacom Form 8-K have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

==============================================    ==============================
    NO DEALER, SALESPERSON OR ANY
OTHER PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS
SUPPLEMENT OR IN THE PROSPECTUS,                           $550,000,000
AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY VIACOM, VIACOM
INTERNATIONAL OR ANY UNDERWRITER,                          [VIACOM LOGO]
DEALER OR AGENT. THIS PROSPECTUS
SUPPLEMENT AND THE PROSPECTUS DO
NOT CONSTITUTE AN OFFER TO SELL
OR THE SOLICITATION OF AN
OFFER TO BUY ANY SECURITIES
OTHER THAN THE SECURITIES TO
WHICH IT RELATES OR AN OFFER
TO SELL OR THE SOLICITATION OF
AN OFFER TO BUY SUCH SECURITIES
IN ANY CIRCUMSTANCES IN WHICH
SUCH OFFER OR SOLICITATION IS                           $350,000,000 6.75%
UNLAWFUL. NEITHER THE DELIVERY OF                     SENIOR NOTES DUE 2003
THIS PROSPECTUS SUPPLEMENT AND                        $200,000,000 7.625%
THE PROSPECTUS NOR ANY SALE                         SENIOR DEBENTURES DUE 2016
MADE HEREUNDER AND THEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES,                  EACH UNCONDITIONALLY GUARANTEED
CREATE ANY IMPLICATION THAT                        AS TO PAYMENT OF PRINCIPAL
THERE HAS BEEN NO CHANGE IN                              AND INTEREST BY
THE AFFAIRS OF VIACOM OR                            VIACOM INTERNATIONAL INC.
VIACOM INTERNATIONAL SINCE THE                   (A WHOLLY OWNED SUBSIDIARY OF
DATE HEREOF OR THEREOF OR THAT                            VIACOM INC.)
INFORMATION CONTAINED HEREIN OR
THEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO ITS DATE.

 -------------------
  TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

                                          PAGE
                                          ----

                                                        ---------------------
The Company............................    S-2          PROSPECTUS SUPPLEMENT
Use of Proceeds........................    S-2          ---------------------
Recent Developments....................    S-3
Capitalization.........................    S-4
Selected Financial Data................    S-5
Selected Segment Data..................    S-6
Ratio of Earnings to Fixed Charges.....    S-7
Description of Senior Securities.......    S-8
Underwriting...........................   S-13
Legal Matters..........................   S-13

                  PROSPECTUS
Available Information..................      2
Incorporation of Certain Documents by
 Reference.............................      2
                                                        GOLDMAN, SACHS & CO.
The Company............................      3        BEAR, STEARNS & CO. INC.
Certain Considerations.................      3             LEHMAN BROTHERS
Use of Proceeds........................      4            SMITH BARNEY INC.
Ratio of Earnings to Fixed Charges and
  Ratios of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends............................      5
Description of Debt Securities.........      5
Description of Senior Debt
  Securities...........................     16
Description of Senior Subordinated Debt
Securities.............................     16
Description of Subordinated Debt
Securities.............................     18
Description of Preferred Stock.........     19
Description of Contingent Value
Rights.................................     22
Plan of Distribution...................     25
Legal Matters..........................     26
Experts................................     27
==============================================    ==============================